[Letterhead]
By EDGAR Electronic Transmission
October 12, 2007
Mr. Daniel Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Belo Corp.
Definitive 14A
Filed April 3, 2007
File No. 001-08598
Dear Mr. Morris:
The following are our responses to the SEC Staff’s comments stated in its letter of August 21, 2007. The Company is submitting these responses during the extension period discussed by you and Christine Larkin, Assistant General Counsel, on behalf of the Company. To facilitate your review, we have set forth or summarized the comments below and the paragraph numbers of our responses correspond to the paragraph numbers in the comment letter. Please note that references to “Company,” “we,” “ours” and “us” refer to Belo Corp. and its subsidiaries, unless the context otherwise requires.
Compensation Committee, page 19
1.	Please expand your discussion of the functions performed by your compensation consultant to address the nature and scope of the consultant’s assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

On page 19 of the Company’s proxy statement, under the heading, “Committees of the Board – Compensation Committee,” the Company summarized each of the material elements of its engagement with its compensation consultant. The Company stated that the nature and scope of the consultant’s engagement was to provide the Company with ongoing recommendations regarding executive compensation consistent with Belo’s business needs, its pay philosophy, market trends and the latest legal and regulatory considerations; to provide market data as

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

background to annual decisions regarding chief executive officer and senior management base salary, bonus and long-term incentive amounts; to advise the committee as to best practices for working effectively with management while representing shareholders’ interests; and to provide other services as the committee may request.
In addition to this discussion of the nature and scope of our consultant’s engagement, on page 25 of the Compensation Discussion & Analysis (CD&A) we set forth specific instances where our compensation consultant played a significant role in 2006 in the process of determining and recommending compensation. We discussed the compilation by our consultant of supplemental summary compensation information from a group of public media companies’ proxy filings (which group we refer to as our Peer Group in our proxy statement). We described our use of this survey information provided by our compensation consultant, along with other survey information, to develop recommendations for base salary, short-term cash incentive compensation, and long-term incentive compensation for the Company’s executive officers, including the chief executive officer. We stated that these compensation recommendations were developed with input from our compensation consultant. We further stated that the Compensation Committee, when considering the recommendations, had full access to our compensation consultant during the meetings at which compensation recommendations were considered.
In future filings, in addition to these disclosures we will, where appropriate, further expand and identify the material elements of our compensation consultant’s role and involvement in recommending or determining the form or amount of executive compensation.
Nominating and Corporate Governance Committee, page 19
2.	Please provide a summary of the procedural and substantive requirements, as set forth by the bylaws, for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.

Section 13 of Belo’s bylaws provides that nominations of persons for election to the Board of Directors of the Company may be made at a meeting of shareholders by any shareholder of the Company entitled to vote for the election of directors at the meeting who timely complies with the Company’s written notice procedures. The written notice procedures of Section 13 of the bylaws provide in relevant part:

“Nominations by stockholders shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than sixty (60) days nor more than ninety (90) days prior to

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than thirty (30) days from such anniversary date, then notice by the stockholder to be timely must be delivered not later than the close of business on the later of the 60th day prior to the annual meeting or the 10th day following the day on which the date of the meeting is publicly announced. Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in a proxy statement as a nominee and to serving as a director if elected); and (b) as to the stockholder giving the notice, (i) the name and address, as they appear on the corporation’s books, of such stockholder and (ii) the class, series and number of shares of the corporation which are beneficially owned by such stockholder.”

The Company believes that a summary of the detailed procedural and substantive requirements set forth in Section 13 of its bylaws cannot reflect the entirety of the timing and substantive requirements with which a shareholder must comply for such notice to be effective. Further, shareholders may receive a copy of the bylaws upon request from the Company and have access to the Company’s bylaws in its SEC periodic reports. Accordingly, in future proxy statements, the Company will include a more specific reference to the requirements that are set forth in Section 13 of its bylaws, as follows:

“The policy of the Nominating and Corporate Governance Committee, as set forth in Belo’s corporate governance guidelines, is to consider a shareholder’s recommendation for nominee(s) when the shareholder supplies the information required for director nominations under the advance notice provisions set forth in Section 13 of Belo’s bylaws within the time periods set forth in Section 13 of the bylaws. Shareholders desiring to submit a nomination for director should consult Belo’s bylaws, which are available upon request, for more specific information prior to submitting a nomination. The Committee evaluates shareholder-recommended nominees based on the same criteria it uses to evaluate nominees from other sources.”
Survey and Benchmarking, page 24
3.	You have identified the companies that comprise the Towers Perrin Peer Group and Proxy Study. Please also disclose the companies in the Towers Perrin General Survey and the Towers Perrin Media Survey since, in each case, you appear to benchmark to all of the companies included in both surveys.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

On pages 25 and 26 of the Company’s proxy statement, in the CD&A, the Company describes the Towers Perrin Media Industry CDB Executive Compensation Database (referred to as the Towers Perrin Media Survey) as consisting of compensation survey information from 106 companies with media operations that include newspapers, television stations, television networks, magazines, radio stations, information publishing, and Internet/online services, commonly classified as media. The Company specifically identified and listed 20 companies (the Towers Perrin Peer Group) within the Towers Perrin Media Survey that shared with the Company similar characteristics in terms of focus on media operations (i.e., newspaper, television stations, and Internet operations). As stated, survey information from the Towers Perrin Peer Group provided the Company with supplemental information for both base salary and total target cash compensation for its executive officers.

The Company does not choose the participants in Towers Perrin Media Survey. Further, the Company does not provide the names of the 106 companies that comprise the survey to the Compensation Committee (other than peer group selections, which the Company did specifically identify). The full list of 106 companies is not part of the Compensation Committee’s consideration, and accordingly, is not material to an investor’s understanding of the process by which compensation decisions are made.

Similarly, the Towers Perrin CDB Executive Compensation Database for General Industry Participants, which the Company refers to as the Towers Perrin General Survey, is a database of approximately 825 companies that participated in Towers Perrin’s compensation survey. On page 25 of its CD&A, the Company described these 825 companies as representing a wide-range of industries including aerospace/defense; automotive and transportation; chemicals; computers, hardware, software and services; consumer products; electronics and scientific equipment; food and beverage; metals and mining; oil and gas; pharmaceuticals; and telecommunications. Approximately 350 of those companies submitted long-term incentive compensation data. As stated in our CD&A on page 24, the Company used a subset of 113 of the 350 companies to determine the appropriate level of long-term incentive compensation. As described, the subset of 113 companies were all those identified as having annual revenue comparable to that of the Company.

The Company neither chooses the participants in the Towers Perrin General Survey, nor does Towers Perrin disclose to the Company the names of the companies that comprise the subsets (other than the peer group selections that are identified in the proxy). And since the Towers Perrin General Survey covers a wide range of industries, the Company does not believe that listing all 825, or even the lesser subsets of companies, will provide the reader with any more

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

useful, material information than it already provides through the general description of the companies participating in the survey. Neither the names of the companies comprising the subset of 350 companies providing long-term incentive compensation data, nor the names of the companies in the smaller subset of 113 companies, were part of the Compensation Committee’s consideration, and accordingly, are not material to an investor’s understanding of the Company’s process of determining executive compensation.

4.	Please explain why you believe that the General Survey “provides a better source of long-term incentive data” than is provided by the Peer Group. To the extent that you have benchmarked different elements of your compensation against different benchmarking groups, please specify the companies that comprise each group. Refer to Item 402(b)(2)(XIV) of Regulation
S-K.

While the Company uses survey data specific to the media industry to determine appropriate levels of compensation for base salary and short-term incentive compensation, the Company has in recent years relied on general industry data for determining market levels of long-term incentive compensation because of the widely varying practices of companies in the media industry. Long-term incentive grant practices in the media group have undergone change in the past several years that is, in part, a result of the shift in advertising dollars away from newspapers and the consolidation of advertising providers throughout the industry. The Company believes that a larger population of survey respondents (113) from across industries provides a more reliable basis for recommending equity-based compensation, and that assessing long-term incentive grant practices from a broader group provides more stability to our compensation analysis. To the extent that grant practices stabilize in the media industry over the next several years, the Company will assess the availability and quality of long-term incentive survey data in the media group. The Company has not observed the same volatility in base salary and annual incentive compensation practices, therefore, the Company determined that it was appropriate to use survey sources from the media industry for those compensation elements.

As the Company discussed in response to comment 3, above, neither the names of all of the companies that comprise the Towers Perrin General Survey, nor the names of the 113 companies comprising the subset of comparable companies (based on revenue), are part of the Compensation Committee’s consideration in setting long-term incentive compensation. Accordingly, a listing of the companies’ names is not material to an investor’s understanding of the Company’s process in determining long-term incentive compensation.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

In future filings, to the extent that the Company continues to rely on the Towers Perrin General Survey for long-term incentive compensation data, the Company will summarize why it believes such data provides a better source of long-term incentive data.

5.	Please provide a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

In its CD&A, the Company discusses, with respect to each element of compensation, that it generally targets the median of the relevant survey. Because some judgment is used in matching job positions to survey data, determination of a median is not exact and there may be some variability or range around the median. Specifically, on page 26 of its CD&A the Company states that it prepares estimates of median pay for base salary and total target cash compensation for each executive officer. With respect to annual cash incentives, the Company discusses on page 27 of CD&A that it targets the median for purposes of setting target bonus opportunities that are expressed as a percentage of base salary. Similarly, on page 28 of CD&A, the Company discusses that it strives to generally set long-term incentive compensation levels near the median. The Compensation Committee is presented with base salary, cash incentive, and long-term incentive compensation recommendations, along with the approximate percentile ranking of such element of compensation. Absent special considerations such as an executive’s compensation history, retention issues, and non-financial performance, actual awards are within a general range of the median. In 2006, Ms. Shive and Mr. Sander were the two situations in which consideration of special factors resulted in elements of their compensation materially varying from the general median range, and their special circumstances were discussed on page 26 of the CD&A. In 2006, Ms. Shive was promoted to president/Media Operations; Mr. Sander was promoted to vice chairman. Although Ms. Shive’s base salary and total cash compensation were at the low end of the median range, her increase in compensation due to her promotion was reflected in an above-median range long-term incentive award (that had retention components). Mr. Sander, on the other hand, due to his retirement at the end of the year, together with his standing in the broadcast industry, as evidenced by his being named “Broadcaster of the Year” by Broadcasting & Cable in 2006, had a base salary that was above the median range of the most comparable peer position, and a long-term incentive compensation amount in the median range. In future filings, to the extent that the compensation of a named executed officer is significantly outside of our disclosed targeted range for an element of compensation, the Company will discuss the reasons why such element of actual compensation is outside such targeted range.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

Process and Role of Management, page 25
6.	Please expand your discussion of the compensation committee’s responsibilities with respect to setting CEO compensation. Your disclosure should specifically address the extent to which the CEO participates in the process of setting, or presenting data related to, his own compensation. Refer to Item 407(e)(3) of Regulation S-K.

On page 25 of CD&A under the heading, Process and Role of Management, the Company sets forth the process by which compensation recommendations for all executive officers, including the chief executive officer, are made to and considered by the Compensation Committee, and the extent to which the Company’s chief executive officer is involved in the process. On page 25, the Company states that executive officer compensation recommendations, developed with the assistance of the Committee’s compensation consultant and based upon market data, were presented by Marian Spitzberg, the Company’s senior vice president/Human Resources, to the Company’s chief executive officer, Robert Decherd. Ms. Spitzberg and Mr. Decherd then reviewed the recommendations for all executive officers other than the chief executive officer, and adjusted those recommendations after taking into account each individual executive officer’s recent performance, as well as his or her experience, level of responsibility and contributions to the Company’s strategic goals during the year.

As further disclosed, the final compensation recommendations, together with the compensation histories and the approximate percentile rankings of each of the executive officers relative to the Towers Perrin Peer Group, were then presented to the Committee, which had full access to Mr. Decherd and Ms. Spitzberg and the compensation consultant. With regard to chief executive officer compensation, the Company stated that market data for chief executive officer compensation was provided to the Committee without any specific compensation recommendation. After consideration of the market data and (where applicable) recommendations, and adequate opportunity to address any questions and concerns, the Committee made final compensation recommendations for the named executive officers, excluding the chief executive officer, to the non-management members of Belo’s Board of Directors for their review, discussion and approval. The Committee discussed and approved our chief executive officer’s compensation in an executive session without the participation of any Company officers.

To the extent that there are any different material factors or responsibilities in the future related to the setting of our chief executive officer’s compensation, including the participation of our chief executive officer in that process, the Company will in future proxy statements also identify those material factors.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

Elements of 2006 Executive Compensation, page 26
7.	Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note limited analysis on pages 28 and 29 of how your long term equity awards were determined. Although your disclosure provides some general information relating to this form of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(ii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

As set forth in response to comments 5 and 13, the Company has discussed its processes and policies in setting each element of compensation, and, to the extent that an executive officer’s compensation is reviewed and determined under these same processes and policies and there are no material differences among named executives, we do not believe that individual analysis and discussion is warranted, pursuant to the last paragraph of Section II(B)(1) of Commission Release 33-8732A (“Where policies or decisions are materially similar, officers can be grouped together.”). To the extent that an element of a named executive officer’s compensation is significantly outside of a targeted median range, the Company will discuss the reasons why the Committee believes such amounts are appropriate, as it did with respect to Ms. Shive and Mr. Sander.
Base Salary, page 26
8.	We note the disclosure in the second paragraph of this section. Your various benchmarking activities appear to capture relevant market trends related to executive compensation, therefore, your executives’ compensation should rise and fall in relation to other similarly-positioned executives in the marketplace. Given this, please explain how “market conditions” that are not captured in your various benchmarking activities might result in a salary recommendation above (or below) the targeted median.

The term “market conditions” is a reference to market factors related to attracting and retaining executive talent at the time compensation levels are determined. The survey data provided to the Company by Towers Perrin and our

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

compensation consultant generally relates to the prior year, and current year information is not yet available. Therefore, the compensation survey data may be “aged” to take into account market trends or conditions since the data was last collected. Survey data from the prior year may be aged, for example, for a general increase in value due to inflation, changes in the cost of living index, or in consideration of industry consolidations. Other market conditions may include perceived competition from Company competitors for executive talent gained through general media industry knowledge. These are some of the factors that could affect the Company’s decision to make a salary recommendation above (or below) the median range. In future filings, where applicable, we will expand our discussion of what specific market factors affected the Company’s consideration or, alternatively, omit the reference if inapplicable.

9.	Please discuss, as applicable, the specific individual performance factors for each named executive officer that may warrant salary recommendations which deviate from the targeted median. Refer to Item 402(b)(2)(vii) of Regulation S-K.

In 2006, specific individual performance factors were not based on specific, pre-established performance goals for purposes of determining base salary. In future filings, to the extent that individual performance factors contribute to significant variations from the targeted median range, the Company will discuss the individual performance factors that it considered when making salary recommendations outside the targeted range.
Annual Cash Incentive Opportunity, page 26
10.	Please disclose the “non-financial” goals established for each named executive officer. Please address both quantitative and qualitative goals, and any other specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent you believe that disclosure of the goals is not required because it would result in competitive harm such that you could exclude it under Instruction 4 to Item 402(b) of Regulation S-K, please supplementally provide a detailed analysis supporting your conclusion. Please also note that to the extent that it is appropriate to omit the targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

The payouts from the Company’s annual cash incentive opportunity were based upon Company financial performance goals under the ECP (earnings per share), with the exception of a de minimus rounding upward described in the CD&A on the top of page 28 and in note 1 to the Summary Compensation Table ($11,300 for Robert Decherd; $2,500 for Dennis Williamson and $700 for Guy Kerr, which amounts are reflected in the bonus column) so that cash bonus awards were in even amounts ($1.1 million, $395,000 and $295,000, respectively) and a cash bonus award of $20,200 to Dunia Shive to reflect her promotion to president/Chief Operating Officer. Although the Company’s Compensation Committee assessed the named executive officers’ performance generally against non-financial goals established at the beginning of the prior year, no specific weight was given to any executive’s particular non-financial goals for purposes of determining his or her cash bonus for 2006, and the assessment did not result in any adjustment to cash bonuses for 2006.

In its 2008 proxy statement, the Company will omit the reference to non-financial goals where they have not been considered as a factor in awarding a cash bonus, or otherwise state that no specific weight was given to such non-financial goals. When a non-financial goal is a material factor in determining an executive officer’s cash incentive award, that is, where individual performance might be substantially above or below expectations, the Company will provide a discussion of such officer’s non-financial goals.

In its current Form 8-K filed on October 1, 2007, the Company announced that the annual cash incentive award opportunity payable with respect to 2008 performance to members of the Company’s Management Committee (which includes the named executive officers in the Company’s 2007 proxy statement) will incorporate a 25% discretionary component. Target bonus opportunities for these executive officers will continue to be set as a percentage of base salary. Previously, payouts under these target bonus opportunities were based upon financial performance measures, subject to adjustment in the Compensation Committee’s discretion. As revised for Management Committee members, beginning with respect to 2008 compensation, 75% of the target bonus opportunity will be based upon financial performance measures and 25% will be based upon the level of achievement of an individual executive’s non-financial performance goals. Beginning with respect to 2008 compensation, the Company will describe any non-financial goals set for each of these executive officers, and how the achievement of such goals factored into decisions regarding the 25% of annual cash incentive award payouts that will be discretionary.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

11.	We note that performance targets are set at the beginning of each year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent established. Refer to Instruction 2 to Item 402(b) and Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

As Instruction 2 to Item 402(b) states, the CD&A should be a discussion of the information contained in the tables and otherwise disclosed pursuant to Item 402(b). The tabular presentation and discussion contained in the Company’s summary compensation table in the 2007 proxy statement relates to 2006 executive compensation information for which 2006 targets are disclosed. While the Company agrees that any actions that occurred after the fiscal year end that affected 2006 compensation should be discussed (which it has done, for example, on pages 24 and 29 of the CD&A where it states that in February 2007, after a review of 2006 financial performance, bonus awards were made in respect of 2006 financial performance), the Company does not believe that disclosure of 2007 targets is material to an understanding of the named executive officers’ compensation for the last completed fiscal year or otherwise material in the context of the Company's CD&A. Targets, or EPS performance goals, are established each year as part of the Company’s annual financial plan, and although such targets may vary from year-to-year, the setting of the following year’s targets is done using the same process described for 2006. Further, discussion of 2007 performance targets for each named executive officer is not practical because the identity of the Company’s named executive officers cannot be fully determined until the end of 2007, and the named executive officers may include other executives not named in the current year proxy statement whose incentive compensation targets may be different than Company EPS (e.g., in prior years’ proxy statements, an officer of The Dallas Morning News was a named executive officer and his target incentive was based in part on The Dallas Morning News EBITDA).

12.	Please revise your disclosure in the last paragraph of this section and in footnote (1) on page 31 to more clearly explain the amounts reflected in the “Bonus” column on the Summary Compensation Table.

Q&A 4.01 of the Staff’s guidance on Item 402 of Regulation S-K (last updated February 12, 2007) states that a discretionary cash bonus that was not based on any performance criteria should be reported in the Bonus column (column (d)) of

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

the Summary Compensation Table. Accordingly, the Company described in the CD&A on the top of page 28 and in note 1 to the Summary Compensation Table the amounts set forth in the bonus column as being a general rounding upward of the amount that resulted from application of the ECP formula (see our response to Comment 10, above); and in the case of our president/Chief Operating Officer, an amount associated with her promotion to that position. The Company has no other additional information that would more clearly explain these amounts.
Summary Compensation Table, page 31
13.	As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion & Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Decherd differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Similar disclosure should be provided for Mr. Sander.

The Company confirms that the same compensation policies described in the CD&A apply to all of its named executive officers, and there are not material differences in such policies among its named executive officers, except as specifically described in the CD&A. The 2006 compensation of Messrs. Decherd and Sander was reflective of their positions within the Company (Chairman of the Board/Chief Executive Officer and Vice Chairman, respectively), and their compensation, including base salary, levels of long-term incentive compensation and short term bonus awards, is comparable to similarly-situated executive officers at other similarly-situated companies based upon the salary surveys used by the Company. With respect to Mr. Sander, as stated in the CD&A, because of his impending retirement at the end of 2006, the Company awarded him time-based restricted stock units rather than performance-based restricted stock units. In addition, and on account of his promotion to vice chairman, as well as his leadership role in the media industry, as discussed in response to comment 5, his base salary was above the median range.
Pension Benefits at December 31, 2006, page 38
14.	It is unclear why the additional 5-year credit discussed in footnote (1) is not reflected in column (c) of the pension benefits table. Please explain or revise accordingly. In addition, please provide footnoted disclosure quantifying any resulting benefit augmentation. Refer to Instruction 4 to Item 402(h)(2) of Regulation S-K.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

The 5-year credit is not reflected in column (c) because the credit was not effective until benefits were frozen under the Pension Plan on March 31, 2007. As required under the rules, the Pension Benefits Table presents benefit calculations as of December 31 of the Company’s last completed fiscal year, or December 31, 2006. This footnote was included as information relevant to a reader’s understanding of the disclosure in light of circumstances occurring after the end of the fiscal year. In future proxy statements, the Company will include the present value of all accumulated benefits under the Pension Plan, including this 5-year credit.
Non-Qualified Deferred Compensation, page 39
15.	Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please include a footnote quantifying the extent to which amounts reported in “Aggregate Balance December 31, 2006” previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for prior years.

Footnote 1 to the Non-Qualified Deferred Compensation Table should also apply to column (f) in that the Company’s 2006 contributions reflected in column (c) are also included in column (f), “Aggregate Balance.”

Column (f), “Aggregate Balance,” includes all SERP contributions made by the Company during prior fiscal years and were included in the Summary Compensation Table for such years (under the old rules) under the column “All Other Compensation” for each named executive officer. For purposes of the new rules, and in accordance with Q&A 10.01 of the Staff’s Guidance on Item 402(i)(2) of Regulation S-K, the staff confirmed that for amounts reported in the Aggregate Balance at Last Fiscal Year-End column (column (f)), it is not necessary to quantify the extent to which those amounts were reported in the Summary Compensation Tables prepared under the former rules. The guidance further states that it is sufficient to footnote the amounts reported in the 3 years covered by the Summary Compensation Table, and because the new rules provide for a 3-year phase-in period, the Company has provided this information with respect to the first year of the phase-in period in column (c).

The aggregate balance also includes cumulative earnings on the Company contributions that were not required to be separately reported in prior years (as they are now reported in column (d)). In future proxy statements, the Company will include a footnote to column (f) that sets forth the SERP contributions made by the Company on behalf of each named executive officer during fiscal years covered by the Summary Compensation Table.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

Termination of Employment and Change in Control Arrangements, page 40
16.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

As discussed on page 29 of its CD&A, as of December 31, 2006, the Company did not have written severance agreements with its executive officers, and payments upon severance or termination are determined on a case-by-case basis, except with respect to prior awards made under the ECP that vest upon a change in control. The payments that an executive officer would have received had there been a termination or change in control under the ECP are set forth in detail on the chart on page 41. Further, severance and change in control arrangements (including accelerated vesting under the ECP) were not considered and did not affect the Company’s decision regarding other elements of compensation.

In its current Form 8-K filed October 1, 2007, the Company announced that it adopted a Change in Control Severance Plan that provides for severance benefits for designated participants, including the Company’s named executive officers, in the event of a change in control of the Company and a termination of employment under specified circumstances. In future filings, the Company will describe the benefits payable under the Severance Plan, how this plan fits into the Company’s overall compensation objectives, and, to the extent applicable, how benefits available under the Severance Plan affected decisions regarding other elements of compensation.

17.	Please consider adding a column or row to aggregate the amount of benefits a named executive officer would receive upon change in control.

To the extent that the Company includes this chart in future filings, the Company will add a row under each executive officer’s name to total his or her potential change in control and termination payments.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

Certain Relationships, page 44
18.	Please expand your disclosure to specifically discuss your policies with respect to related person transactions. Among other things, please provide additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, types of transactions covered and the review standards to be applied by the audit committee. Refer to Item 404 of Regulation S-K. In addition, please revise to confirm whether your definition of “related person” is consistent with the definition set forth in Instruction 1 to Rule 404(a) of Regulation S-K.

The Company does not have a written policy specific to related-party transactions, however, as set forth on page 44 of the Company’s 2007 proxy statement, Belo’s Code of Business Conduct and Ethics (the “Code”) sets forth Belo’s policy that all directors, officers and employees avoid business and personal situations that may give rise to a conflict of interest. Among other circumstances, under the Code, there exists a conflict of interest if a director, officer or employee has a direct or indirect interest in a transaction where the Company is or may become a party, or in property that the Company may acquire, or in an entity with which the Company does or may do business. There may also exist a conflict if a director, officer or employee or a member of his or her family receives an improper personal benefit as a result of his or her position as a director, officer or employee of the Company. Directors, officers and employees are prohibited from taking for themselves opportunities in which they could reasonably anticipate that Belo might have an interest or that are discovered through the use of Belo property, information or position. A permitted exception to this policy exists if, after full disclosure of the facts is made in accordance with the procedures outlined under “Compliance Standards, Reporting and Disciplinary Action” of the Code, the disinterested members of the Board or Belo’s Management Committee, as appropriate, determine that Belo will not pursue the opportunity. Any approval of transactions covered by the Code for directors and executive officers of Belo may be made only by the Board or the Audit Committee of the Board after disclosure of all material facts. The Company’s Management Committee is generally responsible for enforcement of the Code relating to officers and employees. The Audit Committee or its designee is generally responsible for the enforcement of the Code relating to members of the Board.

In addition to the Code, each year, our executive officers and directors complete an officers and directors questionnaire that elicits information on potential related-party transactions involving $100,000 or more. At a minimum, related-party transactions that are at or exceed the Rule 404(a) threshold are subject to review by an appropriate disinterested party, which may include one or more directors or executive officers on the Management Committee.

Mr. Daniel Morris
SEC Division of Corporation Finance
October 12, 2007

The Company confirms that the definition of “related person” that it applied in assessing transactions for related party transaction disclosure in the Company’s proxy statement is consistent with the definition of such term set forth in Instruction 1 to Rule 404(a) of Regulation S-K and the $120,000 threshold established by Rule 404(a). In future filings, the Company will include a statement that confirms the Company has applied Rule 404(a) and accompanying instructions to its disclosure of related-party transactions.
Other
Belo Corp. hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about Belo Corp.’s responses in this letter please contact me at 214-977-6601.
Sincerely,

/s/ Russell F. Coleman
Russell F. Coleman
vice president/General Counsel